Poniard Pharmaceuticals, Inc.	300 Elliott Avenue West, Ste. 500
Seattle, Washington 98119
206.281.7001 main
206.284.3181 fax

September 6, 2007

VIA EDGAR

Mark Brunhofer

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 6010

100 F Street, NE

Washington, D.C.  20549

Re:                             Poniard Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 0-16614

Dear Mr. Brunhofer:

This letter sets out the responses of Poniard Pharmaceuticals, Inc. to the Staff’s comment relating to the Company’s Form 10-K for the year ended December 31, 2006, as set forth in your letter dated August 22, 2007.  For your convenience, we have included the Staff’s comment in italicized text, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2006

Comment No. 1

Notes to Consolidated Financial Statements

Note 13.  Acquisition of Picoplatin, p. 70

1.               You disclose that you acquired under a license agreement the worldwide exclusive rights to develop, manufacture and commercialize picoplatin.  You also indicate that you capitalized the $12 million in payments made/due under the amended license agreement.  Please tell us how your capitalization of these license payments complies with paragraph 11c of SFAS 2.  In your response, please demonstrate to us how you have alternative future uses of picoplatin.  Also in your response, please clarify whether picoplatin is approved for marketing by the FDA for any other indications not included in your license.

Response to Comment No. 1

The Company understands that paragraph 11c of SFAS 2 requires capitalization of the costs of intangible assets that are purchased from others for use in research and development (R&D) activities and that have alternative future uses.  Specifically, as clarified in the AICPA’s practice aid, “Assets Acquired in a Business Combination to Be Used in Research and Development Activities,” section 3.2.07, for an intangible asset acquired for use in an R&D activity to have alternative future uses, 1) the acquiring company must reasonably expect to use the asset in one or more of the alternative uses and anticipate economic benefit from such alternative use and 2) the asset must be used in the condition in which it existed at the acquisition date.

The Company equates the alternative future uses of picoplatin with the drug’s use as a therapeutic at various stages in the treatment of different cancer indications.  Picoplatin is a new generation platinum-based cancer therapy that is designed to overcome platinum resistance associated with chemotherapy in the treatment of solid tumors, to prolong time to relapse, and to have an improved safety profile compared with existing platinum-based chemotherapeutics.  Picoplatin’s potential alternative future uses are illustrated by the cancer indications in which other existing platinum-based therapeutics, such as carboplatin, cisplatin and oxaliplatin, are currently used.  These indications include non-small cell lung cancer, colorectal cancer, ovarian cancer, breast cancer, uterine cancer, bladder cancer and cervical cancer.

The total consideration of $12 million for the Company’s picoplatin license was incurred with the initial license acquisition in April 2004 ($2 million) and with the amendment of the license in September 2006 ($10 million), which resulted in the expansion of the licensed territory to include Japan and the modification of several key financial terms.  At the time of license acquisition, the Company initially intended to use picoplatin in a Phase II clinical study of patients with second-line small cell lung cancer (SCLC).   Although the Company could not disclose alternative future uses of picoplatin due to confidentiality concerns, the Company reasonably expected to use picoplatin in clinical studies of  additional cancer indications, including those listed above, with the intent of achieving future commercial benefit.  Accordingly, the Company concluded that picoplatin met the alternative future use standard for capitalization of the $2 million licensing fee.  The Company further concluded that picoplatin required no future development as a molecule at the time of license acquisition.

Subsequent to the April 2004 acquisition of the picoplatin license, the Company, in May 2006, initiated clinical studies of picoplatin for the treatment of two additional cancer indications, hormone refractory prostate cancer and advanced colorectal cancer, thereby confirming two alternative future uses beyond the initial clinical study of the SCLC indication.  At the time of the  amendment of the Company’s license in September 2006, the Company performed a current assessment of the alternative future uses of picoplatin.  The Company’s progress in the study of picoplatin in two cancer indications in addition to SCLC since the date of the initial license, as well as future opportunities for use of picoplatin in the multiple cancer indications in which other existing platinum-based therapeutics currently were being used, supported the Company’s reasonable expectation of using picoplatin for the possible treatment of further additional cancer indications as of the date of the license amendment and the potential for future commercial benefit.  Accordingly, the Company concluded that picoplatin met the alternative future use standard for capitalization of the $10 million paid in connection with the license amendment.  The Company further concluded that picoplatin required no future development as a molecule at the time of license amendment.

In response to the Staff’s request for clarification, the Company advises the Staff that picoplatin is not approved for marketing by the FDA for any cancer indications (regardless of whether such indications may be included in the Company’s license).

As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please contact the undersigned at (650) 583-5727.

Very truly yours,

/s/ Caroline M. Loewy
Caroline M. Loewy
Chief Financial Officer

cc:                                 Securities and Exchange Commission (Jim B. Rosenberg, Senior Assistant Chief Accountant)

Poniard Pharmaceuticals, Inc. (G. McMahon, R. Martell, A. Wight, M. Jackson)

KPMG LLP (B. Johnson, P. Redburn)

Perkins Coie LLP (F. Wilson, J. Lisbakken)